# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENOVIX CORPORATION, CIK 0001828318
CUSIP: 293594107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3501 W Warren Avenue, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 07/17/2025
Filed by CIK 0001183967
Persons authorized to receive notices and communications: Thurman J. Rodgers, 535 Eastview Way, Woodside, California (CA), 94062, (510) 695-2350; Arthi Chakravarthy, 3501 W. Warren Avenue, Fremont, California (CA), 94538, (510) 695-2350

## Reporting persons
- Thurman J. Rodgers (CIK 0001183967): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 28,998,622; shared voting power 0; sole dispositive power 28,998,622; shared dispositive power 0; aggregate amount beneficially owned 28,998,622 (14.4% of the class)
  Comment: Rows 7, 9 and 11: Consists of (i) 5,635 shares of common stock, par value $0.0001 per share ("Common Stock"), of Enovix Corporation, a Delaware corporation (the "Issuer"), issuable upon the settlement of restricted stock units ("RSUs") within 60 days of July 17, 2025 that are held directly by Thurman J. Rodgers ("Mr. Rodgers"), (ii) 20,801,265 shares of Common Stock held by the Rodgers Massey Revocable Living Trust dtd 4/4/11 (the "Living Trust"), of which Mr. Rodgers is a trustee, (iii) 2,971,609 shares of Common Stock issuable to the Living Trust pursuant to warrants exercisable within 60 days of July 21, 2025, (iv) 4,100,000 shares of Common Stock issuable to the Living Trust pursuant to a warrant exercisable within 60 days of December 31, 2022, and (v) 900,000 shares of Common Stock held by the Rodgers Family Freedom and Free Markets Charitable Trust, of which Mr. Rodgers is a trustee (the "Charitable Trust"), and (vi) 220,113 shares of Common Stock issuable to the Charitable Trust pursuant to warrants exercisable within 60 days of July 21, 2025. Mr. Rodgers has sole power to vote or direct the vote, and dispose or direct the disposition of, all of the shares of Common Stock that he beneficially holds, except that with respect to shares held by the Living Trust and Charitable Trust, voting and dispositive power is shared by Mr. Rodgers and his spouse.
  
  The percentages used in row 13 of this Amendment No. 3 are calculated based upon 193,579,119 shares of Common Stock outstanding as of July 17, 2025 as reported in the Prospectus Supplement filed by the Issuer with the SEC on July 21, 2025.
- Rodgers Massey Revocable Living Trust dtd 4/4/11: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 27,872,874; sole dispositive power 0; shared dispositive power 27,872,874; aggregate amount beneficially owned 27,872,874 (13.9% of the class)
  Comment: Rows 8, 10 and 11: Includes (i) 4,100,000 shares of Common Stock issuable to the Living Trust pursuant to a warrant exercisable within 60 days of December 31, 2022, and (ii) 2,971,609 shares of Common Stock issuable to the Living Trust pursuant to warrants exercisable within 60 days of July 21, 2025.
  
  The percentages used in row 13 of this Amendment No. 3 are calculated based upon 193,579,119 shares of Common Stock outstanding as of July 17, 2025 as reported in the Prospectus Supplement filed by the Issuer with the SEC on July 21, 2025.
- Rodgers Family Freedom and Free Markets Charitable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,120,113; shared voting power 0; sole dispositive power 1,120,113; shared dispositive power 0; aggregate amount beneficially owned 1,120,113 (0.1% of the class)
  Comment: Rows 7, 9 and 11: Includes 220,113 shares of Common Stock issuable to the Charitable Trust pursuant to warrants exercisable within 60 days of July 21, 2025.
  
  The percentages used in row 13 of this Amendment No. 3 are calculated based upon 193,579,119 shares of Common Stock outstanding as of July 17, 2025 as reported in the Prospectus Supplement filed by the Issuer with the SEC on July 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ENOVIX CORPORATION
Address of issuer's principal executive offices: 3501 W Warren Avenue, Fremont, California (CA), 94538
Comment:
This Amendment No. 3 is being filed as an amendment to the statement on Schedule 13D relating to the Common Stock, filed with the SEC on July 26, 2021, as amended on September 10, 2021 and February 14, 2023.

Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented by adding the following:

On March 10, 2023 the Charitable Trust purchased 65,134 shares of Common Stock at a weighted-average price of $9.56 per share, as previously reported on a Form 4 filed with the SEC on March 10, 2023.

On March 15, 2023 the Charitable Trust purchased 129,111 shares of Common Stock at a weighted-average price of $10.47 per share, as previously reported on a Form 4 filed with the SEC on March 15, 2023.

On March 16, 2023 the Charitable Trust purchased 34,899 shares of Common Stock at a weighted-average price of $10.96 per share, as previously reported on a Form 4 filed with the SEC on March 16, 2023.

On March 17, 2023 the Charitable Trust purchased 98,700 shares of Common Stock at a weighted-average price of $10.95 per share, as previously reported on a Form 4 filed with the SEC on March 17, 2023.

On March 20, 2023 the Charitable Trust purchased 69,557 shares of Common Stock at a weighted-average price of $10.88 per share, as previously reported on a Form 4 filed with the SEC on March 20, 2023.

On March 21, 2023 the Charitable Trust purchased 102,599 shares of Common Stock at a weighted-average price of $11.57 per share, as previously reported on a Form 4 filed with the SEC on March 21, 2023.

On March 24, 2023, Mr. Rodgers transferred 2,264 shares of Common Stock to the Living Trust for no consideration, as previously reported on a Form 4 filed with the SEC on March 27, 2023.

Pursuant to a subscription agreement, entered into on April 17, 2023, the Issuer issued and sold $10.0 million aggregate principal amount of 3.00% Convertible Senior Notes due 2028 ("Convertible Senior Notes") to the Charitable Trust. The Notes are convertible at the option of the Holder into cash, shares of the Common Stock, or a combination of cash and shares of Common Stock, at the Issuer's election, subject to certain adjustments. The Convertible Senior Notes are initially convertible into shares of Common Stock at an initial conversion rate of 64.0800 shares of Common Stock per $1,000 principal amount of Senior Convertible Notes, which is subject to customary anti-dilution adjustment provisions. The Convertible Senior Notes are not convertible within 60 days of July 17, 2025 absent the occurrence of certain conditions relating to the Issuer's stock price.

Between May 16-17, 2023, the Living Trust gifted for no consideration an aggregate of 8,000 shares of Common Stock, as previously reported on a Form 4 filed with the SEC on May 17, 2023.

On June 5, 2023, the Living Trust gifted for no consideration an aggregate of 2,000 shares of Common Stock, as previously reported on a Form 4 filed with the SEC on June 5, 2023.

On June 15, 2023, Mr. Rodgers received 7,336 shares of Common Stock in connection with the settlement of RSUs granted pursuant to the 2021 Plan, as previously reported on a Form 4 filed with the SEC on June 20, 2023.

On June 20, 2023, the Living Trust gifted for no consideration an aggregate of 50,000 shares of Common Stock, as previously reported on a Form 4 filed with the SEC on June 22, 2023.

On December 22, 2023, the Living Trust donated 36,025 shares of the Common Stock as a charitable contribution to a charitable gift fund for no consideration, as previously reported on a Form 4 filed with the SEC on December 27, 2023.

On January 3, 2024, Mr. Rodgers transferred 3,668 shares of Common Stock to the Living Trust for no consideration, as previously reported on a Form 4 filed with the SEC on March 24, 2024.

On March 21, 2024, Mr. Rodgers transferred 1,834 shares of Common Stock to the Living Trust for no consideration, as previously reported on a Form 4 filed with the SEC on March 24, 2024.

On June 13, 2024, Mr. Rodgers received 15,128 RSUs pursuant to the 2021 Plan, as previously reported on a Form 4 filed with the SEC on June 17, 2024.

On June 21, 2024, Mr. Rodgers transferred 1,834 shares of Common Stock to the Living Trust for no consideration, as previously reported on a Form 4 filed with the SEC on June 24, 2024.

On September 26, 2024, Mr. Rodgers transferred 3,782 shares of Common Stock to the Living Trust for no consideration, as previously reported on a Form 4 filed with the SEC on September 30, 2024.

On December 30, 2024, Mr. Rodgers transferred 3,782 shares of Common Stock to the Living Trust for no consideration, as previously reported on a Form 4 filed with the SEC on December 31, 2024.

On April 1, 2025, Mr. Rodgers transferred 3,782 shares of Common Stock to the Living Trust for no consideration, as previously reported on a Form 4 filed with the SEC on April 3, 2025.

On June 12, 2024, Mr. Rodgers received 22,543 RSUs pursuant to the 2021 Plan, as previously reported on a Form 4 filed with the SEC on June 13, 2025.

On June 16, 2025, Mr. Rodgers transferred 3,782 shares of Common Stock to the Living Trust for no consideration, as previously reported on a Form 4 filed with the SEC on June 17, 2025.

On July 21, 2025, the Issuer distributed warrants to purchase Common Stock (the "Dividend Warrants") to the record holders as of July 17, 2025 (the "Record Date") of the Common Stock, at a rate of one Dividend Warrant for each seven shares of Common Stock (rounded down to the nearest whole number), and each holder of the Convertible Senior Notes as of the Record Date at a rate equal to the product of (i) the conversion rate applicable to the Convertible Senior Notes in effect on the Record Date and (ii) the aggregate principal amount (expressed in thousands) of Convertible Senior Notes held by such holder on such date (the "Warrant Distribution"). As a result of the Warrant Distribution, the Living Trust received Dividend Warrants to purchase 2,971,661 shares of Common Stock and the Charitable Trust received Dividend Warrants to purchase 220,113 shares of Common Stock. The Dividend Warrants are exercisable within 60 days of July 21, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: Reflects the aggregate number of warrants to purchase Common Stock distributed on July 21, 2025 to the Issuer's record holders as of July 17, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 3 for the aggregate number of shares and percentages of the shares beneficially owned by each Reporting Person. The percentages used in this Amendment No. 3 are calculated based upon 193,579,119 shares of Common Stock outstanding as of July 17, 2025 as reported in the Prospectus Supplement filed by the Issuer with the SEC on July 21, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 3, the Reporting Persons have not engaged in any transactions in the Common Stock in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated February 14, 2023 (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed with the SEC on February 14, 2023)
99.2 Letter Agreement, dated December 1, 2020, by and among the Issuer and its officers, directors and Initial Stockholders (incorporated by reference to Exjbit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 7, 2020)
99.3 Amendment to Letter Agreement, dated July 14, 2021 by and among the Issuer and its officers, directors and Initial Stockholders (incorporated by reference to Exhibit 10.12 to the Form 8-K filed by the Issuer with the SEC on July 19, 2021)
99.4 Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Form 8-K filed by the Issuer with the SEC on July 19, 2021)
99.5 Warrant Agreement (including Form of Warrant), dated July 21, 2025, between the Company, Computershare Inc., a Delaware corporation, and Computershare Trust Company, N.A., as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer with the SEC on July 21, 2025)

## Signatures
- Thurman J. Rodgers: /s/Thurman J. Rodgers, Thurman J. Rodgers (07/22/2025)
- Rodgers Massey Revocable Living Trust dtd 4/4/11: /s/Thurman J. Rodgers, Thurman J. Rodgers, Trustee (07/22/2025)
- Rodgers Family Freedom and Free Markets Charitable Trust: /s/Thurman J. Rodgers, Thurman J. Rodgers, Trustee (07/22/2025)